

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2024

James W. Creamer, III
Chief Financial Officer
Selectis Health, Inc.
8480 E Orchard Rd, Ste 4900
Greenwood Village, CO 80111

      Re: Selectis Health, Inc.
          Form 10-K for the year ended December 31,2023
          Filed April 16, 2024
          File No. 000-15415

Dear James W. Creamer III:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Adam Desmond